Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Report Third Quarter 2020 Results and
Present Biomarkers Associated With Clinical Response in Patients With r/r
DLBCL treated with DPX-Survivac Combination Therapy

IMV to host a combined conference call and webcast on November 12, 2020 at 8:00am ET

The webcast will begin with a poster presentation by Dr. Neil Berinstein, Principal Investigator of the SpiReL study, and a discussion about the biomarkers associated with clinical response

The third quarter results presentation and discussion will follow on the same conference call & webcast

Dartmouth, Nova Scotia; October 29, 2020 – IMV Inc. (“IMV” or the “Corporation”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, announced today that the Company will hold a conference call and webcast on Thursday, November 12, 2020 at 8:00 a.m. ET to discuss the company’s third quarter 2020 financial and operational results and to present biomarkers associated with clinical response in patients with relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL) and treated with DPX-Survivac Combination Therapy.

This conference call and webcast will begin with the description of the data presented at The Society for Immunotherapy of Cancer (SITC) Annual Meeting in a poster presentation by Dr. Neil Berinstein, Hematologist and Affiliate Scientist at the Sunnybrook Institute and Principal Investigator of the SPiReL study. The poster title was released by the SITC conference on October 14, 2020.

“Baseline PD-L1 expression and tumor immune infiltration is associated with clinical response in patients with r/r DLBCL treated with DPX-Survivac, low-dose cyclophosphamide and pembrolizumab”

The full abstract will be released on the SITC meeting platform on Nov. 9 at 9:00am ET and the poster will be available under the Scientific Publications & Posters section on IMV’s website and on the SITC meeting website on Nov. 11 at 9:00 am ET.

After the poster presentation and discussion of the above-mentioned data, IMV will then proceed with the presentation of third quarter financial and operational results.

Financial analysts and investors are invited to join the conference call by dialing (866) 211-3204 (U.S. and Canada) or (647) 689-6600 (international) using the conference ID: 6146758. You may also access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the IMV website for 30 days following the call.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the activation of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819, ext: 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors

O: (646) 970-46810
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Mrs. Delphine Davan, Director of Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com